Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	John Armstrong	**Date:**	21 May 2004
Pages:	4		

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

SUPPL

File No. 82-34722

Please find attached two announcements that has been made on the London Stock Exchange today

04030449

Regards

John Armstrong
Assistant Company Secretary

dlw 5/27

LIBERTY
INTERNATIONAL

BY FAX

May 2004, 21

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: "Directors Shareholdings".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact John Armstrong at +44 (0) 20 7887 7064.

Yours faithfully,

John Armstrong
Assistant Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

Liberty International PLC ("the Company")

Directors Shareholdings

A. Under the Company's Share Incentive Plan ("SIP"), employees, including Executive Directors, may purchase Liberty International PLC ordinary shares ("Partnership shares") and receive one free Matching share for every four Partnership shares so purchased. The Partnership shares are purchased annually at the lower of the market price of the shares at the start or at the end of a 12 month period, using employee contributions which are subject to a maximum of £125 per month and accumulated over that period. Additionally, dividends payable on shares held in the SIP were used to purchase, on 17 May 2004, Dividend shares which are added to the shares held in trust. SIP shares are held in trust for five years to qualify for tax advantages. Details of Partnership, Matching and Dividend shares acquired and held in trust on behalf of Executive Directors are shown below.

B. A total of 21,939 Partnership shares were transferred from LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ("ESOP") on 17 May 2004. On 19 May 2004 a total of 17,730 options over shares granted under the Company's share option schemes were exercised by employees other than Executive Directors, the shares required for the exercise also being provided by a transfer of shares from the ESOP. As Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP, movements from the ESOP are required to be disclosed.

Formal notice follows of (A) Partnership, Matching and Dividend Shares acquired on behalf of Executive Directors, and (B) the change in the interests of the ESOP:

A. Partnership, Matching & Dividend Shares acquired on behalf of Executive Directors

	Partnership Shares	Matching Shares	Dividend Shares
J G Abel	259	64	20
D A Fischel	259	65	34
J I Saggers	259	65	34
A C Smith	259	65	34
Consideration per share	*£5.772*	*£Nil*	*£7.26*

B. Interests of ESOP

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr D A Fischel, Mr J I Saggers, and Mr A C Smith
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A

File No. 82-34722

6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	(a) Transfer of shares to meet Partnership share obligations under the SIP (b-d) Transfer on exercise of options to employees other than Executive Directors
7	Shares transferred:	No. of Shares: / Price per Share: SIP shares (a) 21,939 (a) 577.2p
7		Options: (b) 11,946 (b) 331.5p (c) 784 (c) 337.0p (d) 5,000 17,730 (d) 565.0p
8	Percentage of issued class:	0.0123%
9	Class of security:	Ordinary shares
10	Date of transaction:	(a) 17.05.04 (b-d) 19.05.04
11	Date company informed:	20.05.04
12	Total ESOP holding following this notification:	4,489,350
13	Total percentage holding of issued class following this notification:	1.396%
14	Contact name for queries:	John Armstrong 020 7887 7064
15	Name of company official responsible for making notification:	John Armstrong Assistant Company Secretary

Date of Notification: 21 May 2004

Fax

RECEIVED
2004 MAY 26 A 9:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

LIBERTY INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	John Armstrong	**Date:**	17 May 2004
Pages:	4		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached two announcements that has been made on the London Stock Exchange today

Regards

John Armstrong
Assistant Company Secretary

LIBERTY
INTERNATIONAL

BY FAX

May 2004, 17

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: 'Appointment of Non-Executive Directors' and "Interests of Directors".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact John Armstrong at +44 (0) 20 7887 7064.

Yours faithfully,

John Armstrong
Assistant Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

LIBERTY INTERNATIONAL PLC

Appointment of Non-Executive Directors

Liberty International PLC ("Liberty International") announces the appointment of two additional independent non-executive Directors to the Board of Liberty International, Lesley James and Rob Rowley. Both appointments are effective from 17 May 2004.

Lesley James CBE (55) worked for Tesco plc from 1985 until 1999, where she was Human Resources Director and, from 1994, a main board director. She was previously on the Board of Selfridges plc from 1998 to 2003 as a non-executive director. Lesley James is currently a non-executive director of Alpha Airports Group plc, Queens Moat Houses plc, West Bromwich Building Society and Care UK plc.

Rob Rowley (54) is currently Executive Deputy Chairman of Cable & Wireless plc, and a non-executive Director at Prudential plc, and of Taylor Nelson Sofres. He chairs the Audit Committee at Prudential plc. Rob Rowley joined Reuter Group plc in 1978, and was an Executive Director from 1990-2001 and Finance Director from 1990-2000.

Donald Gordon, Chairman, commented: "We welcome these two independent non-executive director appointments which will strengthen the Liberty International Board and re-balance its composition following the recent retirement of two non-executive directors and one executive director at this year's Annual General Meeting in March 2004. Lesley James and Rob Rowley both have a significant amount of relevant experience and we look forward to them making a valuable and important contribution to the company's affairs".

There is no additional information regarding either of the two new non-executive directors which falls to be disclosed under the UKLA Listing Rules.

17 May 2004

Ends

Enquiries: Susan Folger Company Secretary Tel: +44 (0)20 7887 7073

File No. 82-34722

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company
Liberty International PLC

2. Name of director
Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest
Beneficial and non-beneficial interests of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Mr D Gordon

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
Purchase of Shares
(i) Beneficial
(ii) & (iii) Non-beneficial

7. Number of shares/amount of stock acquired
(i) 50,000
(ii) 8,358
(iii) 16,642

8. Percentage of issued class
0.03%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security
Ordinary Shares

12. Price per share
(i) 730p
(ii) R89.5
(iii) R88.37

13. Date of transaction
(i) 10 May 2004
(ii) 10 May 2004
(iii) 11 May 2004

14. Date company informed
17 May 2004

15. Total holding following this notification
37,559,361

16. Total percentage holding of issued class following this notification
11.68 %

Any additional information

Name of contact and telephone number for queries
John Armstrong 020 7887 7064

25. Name and signature of authorised company official responsible for making this notification
John Armstrong, Assistant Company Secretary
Date of notification 17/05/04